UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 26)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Gil Hochboim, Chief Executive Officer
Telephone:  972-8-932-1000

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

June 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: M52523103	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander Granovskyi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ukraine
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,557,741 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,557,741 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,557,741 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.29% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 7,920,000 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL"), (ii) 337,741 Ordinary Shares held directly by Zwi Williger ("ZW"), who has granted to B.S.D. Crown LTD. ("B.S.D.") an irrevocable proxy with respect to these shares, and (iii) 300,000  Ordinary Shares held directly by B.S.D.  The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,107,579 Ordinary Shares outstanding as of June 15, 2015 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.S.D. Crown LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,557,741 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,557,741 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,557,741 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.29% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Consists of (i) 7,920,000 Ordinary Shares held directly by WIL, (ii) 337,741 Ordinary Shares held directly by ZW, who has granted to B.S.D. an irrevocable proxy with respect to these shares, and (iii) 300,000 Ordinary Shares held directly by B.S.D. The beneficial ownership of the shares is further described in Item 5.

(2)	Based on 13,107,579 Ordinary Shares outstanding as of June 15, 2015 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,920,000 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,920,000 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,920,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.42% (1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 13,107,579 ordinary shares outstanding as of June 15, 2015 (as provided by the Issuer).

This Amendment No. 26 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission October 7, 2002.

Item 1.  Security and Issuer.

The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the “Ordinary Shares”), of G. Willi-Food International Ltd. (the “Issuer”), an Israeli company with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel.

Item 2.  Identity and Background.

Item 2 of Schedule 13D, “Identity and Background” is amended and restated to read as follows:

This Amendment to Schedule 13D is being filed jointly by Willi-Food Investments Ltd. (“WIL”), B.S.D. Crown LTD. (“B.S.D.”), BGI Investments (1961) Ltd. (“BGI”), , Israel 18 B.V. (“Israel 18”),  and Mr. Alexander Granovskyi (“AG”) (the foregoing, collectively, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached as an exhibit hereto.

WIL is controlled by its majority shareholder, B.S.D., which in turn is controlled by BGI (which directly owns 25.1% of B.S.D.'s outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.0% of B.S.D.'s outstanding shares).  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by AG, who owns 90% of the priority shares in Israel 18 (which affords AG 90% of its voting rights).

WIL is an Israeli company that acts as a holding company for the shares of the Issuer, which imports and markets food products. The business address of WIL and the Issuer is 4 Nahal Harif St., Northern Industrial Zone, Yavne 8110602, Israel.  In addition to being the controlling shareholder of WIL, B.S.D., an Israeli company which is traded on the London Stock Exchange (symbol: BSD), is engaged in providing various IT, software, and mobile services.  Formerly known as Emblaze Ltd., BGI is a holding company incorporated in Israel for holding shares of B.S.D. and other private companies.  The business address of both B.S.D. and BGI is 132 Menachem Begin Road, Azrieli Center, Triangle Tower (40th Floor), Tel Aviv 6702301, Israel.  Israel 18, which is incorporated in the Netherlands, is a holding company for shares of BGI and B.S.D.  The business address of Israel 18 is 4901 HW Oosterhout, Zandheuvel 52 B, the Netherlands.  AG is Chairman of the Board of Directors of B.S.D., serves on the Board of Directors of the Issuer and WIL, and is an active investor with holdings in Israel 18 and various other private businesses in the Ukraine and surrounding countries. A citizen of the Ukraine, his residence or business address is 143/18, Fontanska doroga, Odessa, 65000, Ukraine.

Unless included above, set forth on Schedule I hereto, which is incorporated herein by reference, is the name, present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship of the directors and executive officers of each Reporting Person.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 or listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D, "Source and Amount of Funds or Other Consideration" is amended by adding the following paragraph:

Acting pursuant to the Company Put Option, Zwi Williger ("ZW") put 166,666 Ordinary Shares to B.S.D. on May 7, 2015 for a price of $12 per share.  Working capital of B.S.D. was used to acquire the 166,666 Ordinary Shares for a total of $2,000,000.

In addition, working capital of WIL was used to acquire an additional 139,386 Ordinary Shares of the Company in open market purchase transactions on the NASDAQ Capital Market (as described further in Item 5(c)).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a) and (b)

As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 7,920,000 Ordinary Shares, or approximately 60.42% of the outstanding Ordinary Shares.  Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

WIL is controlled by its majority shareholder, B.S.D., which in turn is controlled by BGI (which directly owns 25.1% of B.S.D.'s outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.0% of B.S.D.'s outstanding shares).  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by AG, who owns 90% of the priority shares in Israel 18 (which affords AG 90% of its voting rights).  Accordingly, B.S.D., BGI, Israel 18 and AG may be deemed to beneficially own the 7,920,000 Ordinary Shares held directly by WIL.

As of the date hereof, ZW is the direct beneficial owner of 337,741 Ordinary Shares (or approximately 2.58% of the outstanding Ordinary Shares).  Thus, as of the date hereof, ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.  In addition, ZW granted to B.S.D. an irrevocable proxy with respect to the 337,741 Ordinary Shares that he beneficially owns so as to allow B.S.D. to vote such shares at a general meeting of the Issuer. Accordingly, B.S.D., BGI, Israel 18  and AG each may be deemed to beneficially own 8,557,741 Ordinary Shares (comprised of 7,920,000 Ordinary Shares directly owned by WIL, 337,741 Ordinary Shares for which B.S.D. holds an irrevocable proxy granted by ZW, and 300,000 Ordinary Shares directly owned by B.S.D., or approximately 65.29% of the outstanding Ordinary Shares).  Thus, as of the date hereof, B.S.D., BGI, Israel 18 and AG each may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)           Except as set forth in this Amendment to Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

Other than the transactions described in Item 3, the following table sets forth all of the transactions in Ordinary Shares by each of the Reporting Persons and any other person or entity described in Item 2 of this report during the past 60 days (such transactions involved open market purchase transactions of Ordinary Shares on the NASDAQ Capital Market):

Date	Purchase of Ordinary Shares by WIL	Purchase of ordinary Shares by B.S.D.	Purchase of Ordinary Shares by BGI	Purchase of Ordinary Shares by AG	Purchase of Ordinary Shares by Israel 18	PricePer Share
06/01/15	38,518	---	---	---	---	US $4.90
06/02/15	13,000	---	---	---	---	US $5.09
06/03/15	8,000	---	---	---	---	US $5.18
06/05/15	6,368	---	---	---	---	US $5.80
06/08/15	33,500	---	---	---	---	US $5.80
06/09/15	40,000	---	---	---	---	US $5.94

(d)          No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

(e)           Not applicable

Percentages set forth in this Amendment to Schedule 13D were calculated based on 13,107,579 Ordinary Shares of the Issuer outstanding as of June 15, 2015 (as provided by the Issuer).

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D, “Material to be Filed as Exhibits” is amended and restated to read as follows:

Exhibits:

Number	Description

99.1	Joint Filing Agreement among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to Amendment No. 25 to the Schedule 13D filed on April 13, 2015).

99.2
Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger dated March 2, 2014 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.3
Amendment Number 1 dated March 6, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.4 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.4
Amendment Number 2 dated March 18, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.5 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.5
Amendment Number 3 dated March 30, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.6 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.6
Amendment Number 4 dated April 1, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.7 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: June 18, 2015	/s/ Alexander Granovskyi
Alexander Granovskyi

B.S.D. CROWN LTD.

By: /s/ Israel Yossef Schneorson
Name: Israel Yossef Schneorson
Title: Chief Executive Officer

By: /s/ Eyal Merdler
Name: Eyal Merdler Title: Chief Financial Officer

WILLI-FOOD INVESTMENTS LTD.

By: /s/ Joseph Williger
Name: Joseph Williger Title: Chairman

By: /s/ Gil Hochboim
Name: Gil Hochboim Title: Chief Executive Officer

Schedule 1

Unless otherwise provided in Item 2, set forth below are the names of the directors and executive officers of Israel 18 B.V., BGI Investments (1961) Ltd., B.S.D. Crown LTD., and Willi-Food Investments Ltd., and their present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship.  In addition, any service of such persons as officers or directors of the Issuer is also indicated.  The citizenship of all those listed below is Israel unless otherwise noted.

Name	Amnon Ben-Shay	Merav Siegel	Gershon Chanoch Windweboim
	Board of Directors of BGI	Board of Directors of BGI	Board of Directors of BGI, B.S.D., WIL and the Issuer
Residence or business address	32 Meskin St., Petach Tikva, Israel	5 Haagor St., Moshav Zur Moshe, Israel	Tibirias 8, Beni-Brak 51403, Israel
Present principal occupation or employment	CFO	Investment banker	Lawyer
Name of corporation or organization where employed	ABE Trans Ltd.	Valkyrie Investment Ltd.	Meir Mizrachi Law Firm
Address of corporation or organization where employed	42 Herbert Samuel St., Tel Aviv, Israel	P.O Box 201, Moshav Zur Moshe, Israel	14 Aba H. Silver Rd., Ramat Gan, Israel
Description of principal business of corporation or organization where employed	International shipping and real estate in Poland	Banking and investment	Real estate and tax law

Name	Tamar Kfir	Israel Yossef Schneorson	Shneor Zalman Vigler
	Board of Directors of BGI	CEO and Deputy Chairman of the Board of Directors of both BGI and B.S.D.; Deputy Chairman of the Board of Directors of both WIL and the Issuer	Board of Directors of BGI, WIL and the Issuer
Residence or business address	30 Simtat Simcha Holtzberg, Givat Shmuel, Israel	P.O Box 350, Kfar-Habad 60840, Israel	P.O.Box 192, Kfar-Habad, Israel
Present principal occupation or employment	CEO	CEO and Deputy Chairman of the Board of Directors of both BGI and B.S.D.	CEO
Name of corporation or organization where employed	HBL Hadasit Bio Holdings Ltd.	BGI and B.S.D.	The Jewish community in Odessa and Southern Ukraine
Address of corporation or organization where employed	Jerusalem Bio-Park, 5th Floor, Hadassah Ein Kerem Campus, Jerusalem 91120, Israel	Provided in Item 2	Osipova 21, Odessa, Ukraine
Description of principal business of corporation or organization where employed	Holding company in the field of biomedical investments	Provided in Item 2	Material and spiritual assistance to members of the Jewish community

Name	Eyal Merdler	Oleksandr Kondratyuk*	Yossef Schvinger
	CFO and Company Secretary of both BGI and B.S.D.	Sole Director of Israel 18	Board of Directors of B.S.D.
Residence or business address	Adam Hacohen 14, Tel Aviv 64585, Israel	4901 HW Oosterhout, Zandheuvel 52 B, the Netherlands	HaKablan St. 12/14, Jerusalem, Israel
Present principal occupation or employment	CFO and Company Secretary of both BGI and B.S.D.	Sole Director of Israel 18	Director General of the National Center for the Development of Holy Sites in Israel
Name of corporation or organization where employed	BGI and B.S.D.	Israel 18	National Center for the Development of Holy Sites in Israel
Address of corporation or organization where employed	Provided in Item 2	Provided in Item 2	68 Kanfei Nesharim St., Jerusalem, Israel
Description of principal business of corporation or organization where employed	Provided in Item 2	Provided in Item 2	Governmental corporation that supervises the maintenance and development of holy sites if Israel

* Citizen of the Ukraine.

Name	Zvi Shur	Keren Arad-Leibovitz	Shalhevet Hasdiel
	Board of Directors of B.S.D.	Board of Directors of B.S.D.	Board of Directors of WIL
Residence or business address	Hashoftim St. 57/20, Ramat Hasharon 47210, Israel	2 Veinshel St., Tel Aviv, Israel	15 Pinchas St., Bnei-Brak, Israel
Present principal occupation or employment	Director at Shemen Industries Ltd., Kardan Nadlan Ltd. and B.S.D.	Lawyer	Publisher, CEO, Editor and owner of magazine
Name of corporation or organization where employed	Shemen Industries Ltd., Kardan Nadlan Ltd. and B.S.D.	Keren Law - Law Firm	"FINE" magazine
Address of corporation or organization where employed	Hashoftim St. 57/20, Ramat Hasharon 47210, Israel	2 Veinshel St., Tel Aviv, Israel	15 Pinhas St., Bnei-Brak, Israel
Description of principal business of corporation or organization where employed	Shemen Industries Ltd. produces various types of olive and other oils; Kardan Nadlan Ltd. is in the property and real estate business; B.S.D.is provided in Item 2	Commercial law, general legal counsel services, and capital markets / securities	Magazine

Name	Emil Bulilovsky	Gil Hochboim	Itai Loewenstein
	VP of Business Development for B.S.D., and Director of B.S.D, WIL and Issuer	CEO of WIL and Issuer	CFO of WIL and Issuer
Residence or business address	132 Menachem Begin Road, Azrieli Center, Triangle Tower (40th Floor), Tel Aviv 6702301, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	VP of Business Development for B.S.D., CEO of WIL and Issuer	VP of Issuer	CFO of Issuer
Name of corporation or organization where employed	B.S.D, WIL, and Issuer	Issuer	Issuer
Address of corporation or organization where employed	Provided in Item 2	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel
Description of principal business of corporation or organization where employed	Provided in Item 2	Importing and marketing of food products	Importing and marketing of food products

Name	Shlomit Penn*	Israel Adler	Zwi Williger
	Board of Directors of WIL	Board of Directors of WIL	Chairman of the Board of the Issuer and Director of WIL
Residence or business address	4 Tamrir St., Jaffa, Israel	18 Alterman, Kfar Sabba, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	Consultant to high-tech companies mainly in the U.S. market regarding business development and sales	Advocate	Chairman of the Board of the Issuer
Name of corporation or organization where employed	Self-employed	Israel Adler Law Office	Issuer
Address of corporation or organization where employed	4 Tamrir St., Jaffa, Israel	7 Haumanim, Tel Aviv, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel
Description of principal business of corporation or organization where employed	N/A	Law office	Importing and marketing of food products

* Citizen of both Israel and Poland.

Name	Joseph Williger
President and Director of the Issuer and Chairman of the Board of WIL
Residence or business address	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	President and Director of the Issuer
Name of corporation or organization where employed	Issuer
Address of corporation or organization where employed	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel
Description of principal business of corporation or organization where employed	Importing and marketing of food products